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FORM 12b-25	SEC FILE NUMBER 001-31314
NOTIFICATION OF LATE FILING	CUSIP NUMBER 007865108

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: February 1, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read instructions (on back page) before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION

AÉROPOSTALE, INC.
Full Name of Registrant

N/A
Former Name if Applicable

112 West 34th Street, 22nd floor
Address of Principal Executive Office (Street and Number)

New York, NY 10120
City, State and Zip Code

PART II. RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

As permitted under Securities & Exchange Commission rules, management of Aéropostale, Inc. (the “Company”) excluded from its fiscal 2012 assessment of internal control over financial reporting the internal control assessment at GoJane LLC (“GoJane”), which was acquired by the Company on November 13, 2012, and whose financial statements constituted 4.5% of total assets and 0.3% of net sales of the consolidated financial statement amounts as of and for the year ended February 2, 2013. The Company is unable to file its Annual Report on Form 10-K for the year ended February 1, 2014 (the “Form 10-K”) prior to the filing deadline because, as fiscal year 2013 was the first year GoJane is included in the Company’s assessment of internal control over financial reporting, additional documentation was necessary relating to internal control over financial reporting of GoJane. The Company expects to file its Form 10-K within the fifteenth calendar day following the date on which the Form 10-K was due.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marc D. Miller	(646)	485-5410
(Name)	(Area code)	(Telephone number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒   Yes  ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒   Yes    ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company announced results for the fourth quarter of fiscal year 2013 and the full fiscal year 2013 ended February 1, 2014 in an earnings press release dated March 13, 2014, furnished as Exhibit 99.1 to the Company’s Form 8-K dated March 13, 2014.

As was previously announced:

•
Net sales for fiscal 2013 decreased 12% to $2.091 billion from $2.386 billion in fiscal 2012 ended February 2, 2013. Fiscal 2013 comparable sales, including the e-commerce channel and an extra week of sales in fiscal 2012, decreased 15% compared to a 2% decrease for the corresponding period of fiscal 2012.

•
Net revenues from the Company's e-commerce business for fiscal 2013, including net revenues from the GoJane.com business (which was acquired on November 13, 2012) was essentially flat at $217.6 million, compared to $217.0 million in fiscal 2012.

•
Net loss for fiscal 2013 was $141.8 million, or $1.81 per diluted share, which included an after-tax charge of $29.5 million, or $0.38 per diluted share resulting from store asset impairment charges, an after-tax charge of $20.0 million or $0.25 per share for the establishment of reserves against deferred tax assets, $2.0 million, or $0.03 per diluted share resulting from the settlement of litigation matters, and an after-tax charge of $1.6 million, or $0.02 per diluted share from the accounting effect related to retirement features of the Company’s stock based compensation plan. Net income for fiscal 2012 was $34.9 million, or $0.43 per diluted share, which included an after-tax charge of $19.7 million, or $0.25 per diluted share, resulting from store asset impairment charges.

* * * * * * * *
Forward-Looking Statements

Statements in this notification of late filing and oral statements made from time to time by representatives of the Company contain certain "forward-looking statements" made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, concerning expectations for sales, store openings, gross margins, expenses, strategic direction and earnings. Actual results might differ materially from those projected in the forward-looking statements. Among the factors that could cause actual results to materially differ include, changes in the competitive marketplace, including the introduction of new products or pricing changes by the Company’s competitors; changes in the economy and other events leading to a reduction in discretionary consumer spending; seasonality; risks associated with changes in social, political, economic and other conditions and the possible adverse impact of changes in import restrictions; risks associated with uncertainty relating to the Company's ability to implement its growth strategies, as well as the other risk factors set forth in the Company's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

Aéropostale, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 3, 2014	By:	/s/ Marc D. Miller
Name: Marc D. Miller Title: Executive Vice President - Chief Financial Officer